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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                   Form 20-F.   X      Form 40-F.
                              -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes.                No.   X
                        -----              -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .)
                                                 --------

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     China Southern Airlines Company Limited (the "Company") on November 27,
2003 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the acquisition of five B737-700 aircraft by its subsidiary, Xiamen Airlines Limited. A copy of the English announcement is included in this Form 6-K of the Company.


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The Stock Exchange of Hong Kong takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ACQUISITION OF FIVE B737-700 AIRCRAFT

The Directors hereby announce that on November 11, 2003, Xiamen Airlines, the Company's 60% owned subsidiary, entered into the Aircraft Acquisition Agreement with Boeing, which is not a connected person (as defined in the Listing Rules) of the Company, pursuant to which Xiamen Airlines has agreed to acquire five B737-700 aircraft. The Directors believe that the Transaction will increase Xiamen Airlines' passenger transportation capacity and enhance the quality of its services to passengers, and will thereby strengthen the Group's overall competitiveness in the air transportation industry.

The aggregate consideration for the Transaction is over 10% of the net assets value of the Company as contained in its latest audited financial statements for the year ended December 31, 2002 prepared in accordance with PRC GAAP and which was previously disclosed in the Company's announcement dated July 4, 2003. Accordingly, the Transaction is required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

This announcement is made pursuant to paragraph 2(2) of the Listing Agreement of the Company.

THE AIRCRAFT ACQUISITION AGREEMENT

Dated:

November 11, 2003

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Parties:

(i) Xiamen Airlines, a 60% owned subsidiary of the Company; and

(ii) Boeing, which is not a connected person (as defined in the Listing Rules) of the Company.

Aircraft to be acquired:

Five B737-700 aircraft

Consideration:

The aggregate consideration for the acquisition of the Assets is above 10% of the net assets value of the Company as contained in its latest audited financial statements for the year ended December 31, 2002 prepared in accordance with the PRC GAAP and which were previously disclosed in the Company's announcement dated July 4, 2003. The net assets value of the Company as published in its latest audited financial statements for the year ended December 31, 2002 prepared in accordance with the PRC GAAP is RMB8,894,594,000.

According to the information on 2002 aircraft prices published by The Boeing Company in its website on November 25, 2003, the market price for one B737-700 aircraft is in the range of US$47 to 55 million (equivalent to RMB388.69 to 454.85 million at the exchange rate of US$1 equivalent to RMB8.27). The consideration for each of the five B737-700 aircraft does not exceed US$55 million. The Directors of the Company considered that the consideration for the acquisition of the Assets is fair and reasonable.

The aggregate consideration is payable wholly in cash and is determined after arm's length negotiation between the parties after taking into account, among other things, the aircraft series, equipment models and technical systems of the aircraft.

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Delivery:

All the five B737-700 aircraft will be delivered by the year 2005 to Xiamen Airlines.

Source of Funding:

The acquisitions in the Transaction will be wholly financed by PRC domestic and overseas banks. None of these PRC domestic and overseas banks are and will be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Group has not signed any agreement with any bank for the purposes of financing the acquisitions of the Assets.

Reasons for and Benefits of the Transaction:

The Group's principal business is that of civil aviation. The Directors believe that the Transaction will increase Xiamen Airlines' passenger transportation capacity and enhance the quality of its services to passengers, and will thereby strengthen the Group's overall competitiveness in the air transportation industry. The Board considered that the Transaction is in the best interest of the Group and its shareholders as a whole.

Nature of Transaction:

Pursuant to a waiver dated March 22, 2002 granted by the Stock Exchange, a summary of which is set out in the Company's announcement dated March 25, 2002, instead of the net asset test and consideration test under Chapter 14 of the Listing Rules, in respect of the Company, the tests for determining notifiable transactions (except for connected transactions or share transactions) of the Company may be calculated by reference to the ATKs for aircraft being acquired by the Company as compared to the Company's aggregate fleet ATKs for the last financial year. As the ATKs for the Assets, when aggregated with the ATKs for all aircraft acquired by the Company during the last 12 months (including the acquisition of four A330-200 aircraft by the Company which was previously disclosed in the Company's announcement dated October 8,

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2003), represent only approximately 6.8% of the Company's aggregate fleet ATKs for the year 2002, the acquisition of the Assets and the Transaction do not constitute a discloseable transaction of the Company. Nevertheless, the Transaction is required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

This announcement is made pursuant to paragraph 2(2) of the Listing Agreement of the Company.

Definitions:

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Aircraft Acquisition Agreement" the Aircraft Acquisition Agreement dated November 11, 2003 between Xiamen Airlines and Boeing for the acquisition by Xiamen Airlines of five B737-700 aircraft from Boeing

"Assets" the five B737-700 aircraft

"ATK" Available Tonne Kilometer

"Boeing" The Boeing Company

"Company" China Southern Airlines Company Limited

"Directors" the directors of the Company

"Group" the Company and its subsidiaries

"Listing Rules" The Rules Governing the Listing of Securities on the Stock Exchange

"PRC" the People's Republic of China

"PRC GAAP" PRC Accounting Rules and Regulations

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"Stock Exchange" The Stock Exchange of Hong Kong Limited

"Transaction" the transaction contemplated under the Aircraft Acquisition Agreement

"Xiamen Airlines" Xiamen Airlines Limited, a 60% owned subsidiary of the Company

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
November 26, 2003
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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: November 27, 2003